SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789-2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2015 and 2014, and are presented on pages 2 through 12

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2015 and 2014

with Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2015 and 2014

KPMG LLP Aon

Center Suite 5500

200 East Randolph

Drive Chicago, IL

60601-6436

Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation Pension Committee and the Board of Directors Horace Mann

Educators Corporation:

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/KPMG LLP

Chicago, Illinois

June 27, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$85,142,763	$75,952,095
Fixed fund, at contract value	69,051,066	48,998,433
Horace Mann Educators Corporation Common Stock, at fair value	4,471,412	4,118,911

Total investments	158,665,241	129,069,439
Notes receivable from participants	2,903,872	2,698,512
Accrued interest	262,711	200,976
Cash and cash equivalents	124,520	83,719

Total assets	161,956,344	132,052,646

Liabilities
Accrued administrative expenses	75,815	101,381

Total liabilities	75,815	101,381

Net assets available for benefits	$161,880,529	$131,951,265

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net realized and unrealized depreciation of investments	$(466,366)
Interest	2,811,236
Dividends	127,891

2,472,761

Interest income on notes receivable from participants	114,782

Contributions:
Employer	6,466,555
Participants	6,672,327
Rollover	30,421,330

Total additions	46,147,755

Deductions from net assets attributed to:
Benefits paid to participants	(15,954,212)
Administrative expenses	(264,279)

Total deductions	(16,218,491)

Net increase during year	29,929,264

Net assets available for benefits
Beginning of year	131,951,265

End of year	$161,880,529

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC is also the Plan Administrator. HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Participants should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

The Company provides an employer non-elective (safe harbor) contribution on behalf of all eligible participants. The contribution is equal to 3% of the participants’ eligible compensation for the plan year. The Plan may be amended to reduce or suspend the non-elective safe harbor contribution, with at least a 30 day notice of the reduction or suspension to all eligible employees.

All new employees are subject to the Plan’s “auto-enrollment” provision which provides for an automatic employee deferral of 3% deferral of their eligible compensation. However, new hires or other participants could elect to decrease or stop their contributions at any time.

Effective January 1, 2015 the Company will match, on a dollar-for-dollar basis, the first 5% of eligible compensation that participants contribute as employee pre-tax contributions, in addition to the automatic 3% safe harbor contribution. Employees contributing zero or less than 3% to the Plan were re-enrolled with a contribution rate of 3% at January 1, 2015. Prior elections to contribute zero or less than 3% expired on December 31, 2014. Participants can opt out or decrease their contributions to less than 3% at any time by filing an election with the Plan. The 3% auto-enrollment rate will increase to 4% for 2016 and 5% for 2017. Participants can voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits).

The Company may also make employer regular profit sharing contributions to the Plan. The amount of the employer regular profit sharing contributions, if any, is determined by the Company each year and allocated to all participants who satisfy the eligibility and allocation requirements of the Plan. There were no employer regular profit sharing contributions during 2015 or 2014.

4	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Employee contributions and employer non-elective (safe harbor) contributions are 100% vested immediately. Employer matching contributions and employer regular profit sharing contributions vest in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Contributions are self-directed by the participant to any or all of the Plan’s investment options. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral.

The total pre-tax participant contributions were limited to $18,000 and $17,500 in 2015 and 2014, respectively. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $6,000 and $5,500 in 2015 and 2014, respectively.

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. All assets of the Master Trust are specifically identified as to Plan ownership. At December 31, 2015 and 2014, the assets of the Plan represent 95% and 53% of the total assets in the Master Trust. The increased asset allocation is a result of the termination of the Horace Mann Money Purchase Pension Plan on December 31, 2014 and subsequent distribution of assets. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis. An administration fee is deducted from the participant’s withdrawal proceeds.

Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan document, participants may withdraw money from their accounts while they are still employed. Participants who have attained age 59  1⁄2 may request a distribution of all or a portion of the value of the account. Withdrawals by the participant before attaining age 59  1⁄2 are subject to IRS penalties.

(f)	Forfeitures

Participants’ forfeited unvested accounts are used to reduce Company contributions. At December 31, 2015 and 2014, forfeited unvested accounts available to reduce future Company contributions were $0. In 2015 and 2014, the Company applied $0 of forfeitures against Company contributions.

(g)	Notes Receivable From Participants

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A loan administrative fee is deducted from the participant’s loan proceeds. Interest rates charged on loans ranged from 4.25% to 9.25% in both 2015 and 2014. The loans are secured by the balance in the participant’s account and are carried at amortized cost. Principal and interest is paid ratably through monthly payroll deductions. Participants may also make additional payments throughout the month directly to the recordkeeper.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a plan termination, participants become fully vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The fixed fund is carried in the Statement of Net Assets Available for Benefits at contract value.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value based on the net asset value of the funds, which in turn value their investment securities at fair value, and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of money market funds. The money market funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price.

(d)	Net Appreciation (Depreciation) of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Plan Expenses

The Plan pays administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

Individual service fees associated with optional features or services offered under the Plan are charged separately to participant’s accounts.

(f)	Payment of Benefits

Benefit payments are recorded when paid.

(g)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(h)	Risks and Uncertainties

The Plan provides for investments in mutual funds, fixed interest rate fund, and Horace Mann Educators Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(i)	Adopted Accounting Standards

Effective January 1, 2015, the Plan adopted FASB Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 860): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which was issued to exclude certain investments from the fair value hierarchy. The guidance eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share using the practical expedient. The requirements of the standard are effective for reporting periods in fiscal years that begin after December 15, 2016, with early adoption permitted. ASU 2015-07 is to be applied retrospectively. The Plan has elected to adopt ASU 2105-07 early to reduce the complexity of reporting investments. The adoption was applied retrospectively and resulted in the elimination of the disclosures noted above. The adoption of this accounting guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Effective January 1, 2015, the Plan adopted FASB Accounting Standards Update No. 2015-12, (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures. Part I eliminates the requirements to measure fully benefit responsive contracts at fair value and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of Plan assets. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan has elected to adopt the ASU early to reduce the complexity of reporting investments. The adoption was applied retrospectively and resulted in the elimination of the disclosures noted above. The adoption of this accounting guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(j)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$161,880,529	$131,951,265
Amounts allocated to deemed distributed loans	(262,565)	(176,807)

Net assets available for benefits per the Form 5500	$161,617,964	$131,774,458

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 to Form 5500:

Benefits paid to participants per the financial statements	$15,954,212
Add: amounts allocated to deemed distributed loans at December 31, 2015	262,565
Less: amounts allocated to deemed distributed loans at December 31, 2014	(176,807)

Benefits paid to participants per the Form 5500	$16,039,970

(k)	Subsequent Events

The Plan has evaluated subsequent events through June 27, 2016, the date financial statements were issued.

(3)	Investments

(a)	HMLIC Group Annuity Contract (Fixed Account and Separate Account)

Fixed Account

Within the HMLIC Group Annuity Contract, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2015 and 2014. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

Whenever an amount to be transferred, distributed, or disbursed from the Fixed Account together with all amounts previously or simultaneously transferred, distributed, or disbursed for any reason in the calendar year of computation from the Fixed Account assets would exceed ten percent (10%) of the total assets of that account on January 1 of the year of computation, the transfer, distribution or disbursement may be deferred up to six months.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

401(K) Separate Account

The investments of the underlying mutual funds held by 401(K) separate account, which are valued at net asset value (NAV) using the practical expedient, include primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in mutual funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily NAV and to transact at that price. Redemptions initiated by Plan participants may be made on any business day and are processed on the same business day.

(b)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2015 and 2014 consisted of 134,762 units and 124,138 units, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. The HMEC common stock is tracked on a unitized basis, whereby the value of a unit reflects the combined market value of HMEC common stock and the cash equivalents held by the stock fund.

(c)	Assets held by Plan

The following table presents investments held at December 31, 2015 and 2014:

Description of Investment	2015	2014
HMLIC 401(k) Separate Account:
Wilshire VIT Global Allocation Fund	$17,423,793	$19,689,617
Wilshire VIT 2035 ETF Fund	12,301,872	8,906,307
Wilshire VIT 2025 ETF Fund	8,090,429	5,173,153
Wilshire 5000 Index Portfolio Institutional	7,077,704	6,533,150
Fidelity VIP Growth Portfolio	6,105,514	4,585,897
Fidelity VIP Mid Cap Portfolio	6,051,893	6,002,042
T. Rowe Price Small Cap Stock Fund	4,352,322	4,082,299
Wilshire Large Company Growth Portfolio Institutional	3,823,778	3,031,952
T. Rowe Price Small Cap Value Fund	3,623,096	4,121,291
Fidelity VIP Overseas Portfolio	3,521,551	3,082,965
Wilshire VIT 2015 ETF Fund	3,518,091	3,055,564
J.P. Morgan Insurance Trust US Equity Portfolio	2,587,270	1,906,862
Putnam VT Multi-Cap Growth Fund	2,492,453	1,833,895
Wells Fargo Opportunity Fund	2,219,511	2,138,632
Davis Value Portfolio	1,953,486	1,808,469

Total funds	$85,142,763	$75,952,095
HMLIC Fixed Account	69,051,066	48,998,433
Horace Mann Educators Corporation Common Stock	4,471,412	4,118,911

	$158,665,241	$129,069,439

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(4)	Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined. There were no transfers into or out of level 3 in either 2015 or 2014, respectively.

Common stocks are valued as Level 1 assets and are valued at the last reported sales price or closing price by the national securities exchange on which it trades.

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Administrator believes the Plan is no longer subject to income tax examination for years prior to 2012.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

Supplemental Schedule

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

EIN: 37-0972590

Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	HMLIC 401(k) Separate Account:*
535,749	Wilshire VIT Global Allocation Fund	$17,423,793
917,386	Wilshire VIT 2035 ETF Fund	12,301,872
579,266	Wilshire VIT 2025 ETF Fund	8,090,429
320,039	Wilshire 5000 Index Portfolio Institutional	7,077,704
81,398	Fidelity VIP Growth Portfolio	6,105,514
82,782	Fidelity VIP Mid Cap Portfolio	6,051,893
47,633	T. Rowe Price Small Cap Stock Fund	4,352,322
54,386	Wilshire Large Company Growth Portfolio Institutional	3,823,778
40,635	T. Rowe Price Small Cap Value Fund	3,623,096
108,082	Fidelity VIP Overseas Portfolio	3,521,551
242,181	Wilshire VIT 2015 ETF Fund	3,518,091
90,546	J.P. Morgan Insurance Trust US Equity Portfolio	2,587,270
71,580	Putnam VT Multi-Cap Growth Fund	2,492,453
32,611	Wells Fargo Opportunity Fund	2,219,511
88,009	Davis Value Portfolio	1,953,486

	Total funds	85,142,763

N/A	HMLIC Fixed Account*	69,051,066

134,762	Horace Mann Educators Corporation Common Stock*	4,471,412

	Total investments	158,665,241

	Participants Loans (504 loans, interest rates ranging from 4.25% to 9.25%, maturing January 31, 2016 to December 31, 2030)	2,903,872

	Total	$161,569,113

*Represents a party-in-interest.

All investments are participant-directed; therefore, historical cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 27 June 2016	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

\s\ Bret A. Conklin
Bret A. Conklin
Senior Vice President and Controller